

Mail Stop 6010

November 7, 2008

Via Facsimile and U.S. Mail

 Mr. John L. Stauch
Executive Vice President and Chief Financial Officer
Pentair, Inc.
5500 Wayzata Boulevard, Suite 800
Golden Valley, Minnesota 55416-1259

> **RE: Pentair, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended September 27, 2008**
> **File No. 0-04689**

Dear Mr. Stauch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Contractual Obligations Table, page 36

1.   We note your disclosure here regarding your long-term obligations related to your pension and postretirement benefit plans. Please revise future filings to disclose the amount of payments you expect to make related to these other long-term liabilities. Refer to Item 303(A)(5) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 39

2.   We note your disclosure here that counterparties to all your derivative contracts are major financial institutions, thereby minimizing the risk of credit loss. As appropriate, please tell us and revise this discussion in future filings to provide details on how the current economic climate impacts your derivative contracts. For example, discuss in greater detail the risk associated with the potential failure of any counterparties to your derivative contracts, including how any such failure could impact your future results of operations.

3.   We note from your foreign currency risk disclosure that you are primarily exposed to the euro, but you have not provided the quantitative disclosures regarding your foreign currency risk. Please revise your disclosures in future filings to provide quantitative disclosures in one of the three disclosure formats required by Item 305(a) of Regulation S-K.

Financial Statements, page 42

Note 1 – Summary of Significant Accounting Policies, page 47

– Goodwill and Identifiable Intangible Assets, page 50

4.   Please revise future filings to disclose additional details regarding your accounting for goodwill. Specifically, please address the following:

   •   Discuss how you evaluate goodwill for impairment. Refer to paragraphs 19-22 of SFAS 142.

   •   Disclose how many reporting units you have identified in accordance with paragraphs 30-31 of SFAS 142.

- Disclose additional details regarding the results of your goodwill impairment analysis. For example, disclose whether the first step of the goodwill impairment evaluation indicated potential impairment and, if so, the results of your second step analysis.

- We note your disclosure on page 9 that general economic conditions, including credit and residential construction markets, affect demand for your products. In light of the adverse market conditions, including specifically the adverse marketing conditions in the credit and residential construction markets, and considering the decline in your overall market value, please tell us how you have considered the guidance in paragraphs 26-29 of SFAS 142 as of September 27, 2008.

Note 2 – Acquisitions, page 54

5.   We note that during 2007 you acquired Porous Media Corporation and Jung Pumpen GmbH for $224.9 million and $229.5 million, respectively. In connection with these acquisitions, please address the following:

- Tell us how you considered the disclosure requirements of paragraph 51 of SFAS 141 in connection with each of these acquisitions.

- It appears from your on page 57 that in connection with these acquisitions, you acquired $83.2 million of brand names with indefinite lives. Utilizing the guidance in paragraph 11 of SFAS 142, explain to us why you believe the brand names acquired in each of the business combinations have an indefinite useful life.

Note 8 – Debt, page 59

6.   You state that you were in compliance with all debt covenants as of December 31, 2008. Please revise future filings to disclose the most restrictive debt covenants.

Form 10-Q for the quarter ended September 27, 2008

Note 2 – New Accounting Standards, page 6

7.   You state you measure your fair values for your interest rate swaps based on the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures. You further state that these inputs are Level 2 inputs. Please explain to us in greater detail why you believe these represent Level 2 inputs.

Mr. John L. Stauch
Pentair, Inc.
November 7, 2008
Page 4

8.   It does not appear that your disclosure here addresses all of your financial assets
        and liabilities outstanding at the end of the period. Please revise future filings to
        provide the disclosures required by paragraphs 32-35 of SFAS 157 for all of your
        assets and liabilities for which the provisions of SFAS 157 applies. Refer to
        paragraph 10(b) of FSP SFAS 157-2.

Note 6 – Acquisitions, page 9

9.   We note that you acquired an 80.1% interest in GE Water & Process
        Technologies in exchange for a 19.9% interest in your global water softener and
        residential water filtration businesses. Please tell us and revise future filings to
        disclose your valuation methodology and any significant assumptions you used in
        determining the $228.9 million fair valuation for this transaction.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Outlook, page 25

10.   We note that you expect impact of restructuring charges to have a $.35 EPS effect
        on your fourth quarter earnings. Given the significance of these charges please
        revise future filings to discuss the nature of your restructuring plans and future
        costs. Additionally revise future filings to discuss the likely effects of your
        restructuring plans on your financial position and liquidity, as applicable. For
        reference see SAB Topic 5P.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief